Exhibit 21.1

List of Subsidiaries

Molina Healthcare of California, a California corporation.

Molina Healthcare of Washington, Inc., a Washington corporation.

Molina Healthcare of Michigan, Inc., a Michigan corporation.

Molina Healthcare of Utah, Inc., a Utah corporation.

Molina Advantage, Inc., a Utah corporation.